December 19, 2012

All Securities Commissions

Dear Sirs:

We wish to advise you of the following dates with respect to our upcoming meeting of shareholders:

Meeting Type:	Annual
Meeting Date:	March 6, 2013
Record Date for Notice:	January 17, 2013
Record Date for Voting:	January 17, 2013
Beneficial Determination Date:	January 17, 2013
Securities entitled to receive Notice of, and Vote at the meeting:	Common
CUSIP Number:	65563C105

Yours very truly,

NORDION INC.

/s/ Sandra Lett

Sandra Lett
Law Clerk